

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010


05063179



August 5, 2005

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/5/2005

Janet L. Fisher
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Re: The Home Depot, Inc.
Incoming letter dated July 14, 2005

Dear Ms. Fisher:

This is in response to your letter dated July 14, 2005 concerning the shareholder proposal submitted to Home Depot by Mark D. Keskeny. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mark D. Keskeny
5346 Monitor Avenue
Carmichael, CA 95608

6434 Fair Oaks Blvd. #177
Carmichael, CA 95608

354 950

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • TOKYO





Writer's Direct Dial: (212) 225-2472
E-Mail: jfisher@cgsh.com

July 14, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc. – Shareholder Proposal of Mr. Mark D. Keskeny

Ladies and Gentlemen:

We are writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials for its 2006 Annual Meeting of Stockholders (the "2006 Proxy Materials"). The Company received the proposal (the "Proposal") from Mr. Mark D. Keskeny (the "Proponent") on January 25, 2005, a copy of which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. A copy of this letter and its attachments are being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing him of the Company's intention to omit the Proposal from the 2006 Proxy Materials. The Company intends to begin distribution of its definitive 2006 Proxy Materials on or around April 11, 2006. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2006 Proxy Materials with the Securities and Exchange Commission.

The Company believes that there are substantive bases for objection to the Proposal under Rule 14a-8(i). In light of the procedural deficiencies discussed below, the Company is refraining from raising those substantive objections at this time. The Company respectfully reserves its right to raise such objections should the relief requested herein not be granted by the Staff.

The Proposal may be properly omitted in accordance with Rules 14a-8(b) and 14a-8(f) because the Proponent has failed to provide the Company with any documentation demonstrating his ownership of shares of Company stock. Because the letter enclosing the Proposal did not contain any proof of ownership, this firm sent the Proponent a letter noting this deficiency on the Company's behalf on January 28, 2005, a copy of which is attached as Exhibit B. The letter to the Proponent was sent within 14 days of the Company's receipt of the Proposal, informed the Proponent of the requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility and indicated that his response had to be postmarked or transmitted electronically within 14 days of his receipt of the letter. In addition, a copy of Rule 14a-8, which also sets forth the manner in which the Proponent could submit adequate proof of his eligibility, was enclosed. The letter to the Proponent was delivered on January 31, 2005 and February 1, 2005 at the two addresses that the Proponent had provided. Copies of the FedEx delivery reports are attached as Exhibit C. To date, the Proponent has not responded to this letter.

For the foregoing reason, the Company believes it may properly exclude the Proposal from the 2006 Proxy Materials under Rules 14a-8(b) and 14a-8(f). Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2006 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2472.

Very truly yours,



Janet L. Fisher

cc: Mr. Mark D. Keskeny
Frank L. Fernandez, Esq.

Attachments

**Exhibit A**

(Letter from the Proponent Received by the Company on January 25, 2005)

**2005**
**Shareholder Proposal**

Mark D. Keskeny ("the shareholder"), 6434 Fair Oaks Blvd. #177, owning 100 shares of Common Stock of the Company, has given notice that the shareholder intends to present for action at the annual meeting the following resolution:

WHEREAS, the Company, through its At-Home Services installation program, operating under California Contractors License #602331, installed a Whole House Fan with building code violations.

WHEREAS, the Company did not secure required county building permits for any of the Whole House Fans it installed throughout the State of California.

NOW THEREFORE BE IT RESOLVED, that the shareholders request:

1. That "warning letters" be sent to all customers statewide who had these fans installed. The content/wording and completeness of the letters would be OK'd by in-house Company counsel. Information would include that their fans should be boxed, not have dangling electrical wires, and the on/off switch should not flash (arc) because it was not wired to the junction box. The letters would be sent with sufficient postage, by certified mail, or if by regular mail, with the shareholder observing the delivery and transfer to the U.S. Postal Service along with the count.

The shareholder has submitted the following statement in support of the resolution:

There is reason to believe that there are many, many more unreported improper installations. Company installers could either be unqualified and/or could intentionally "cut corners" during the installations. Installers knew that the Company:

1) Did not pull permits and that their installations would not be inspected by county officials.
2) The Company itself does not intermittently quality check any installations, even though the customer agreement says they can, implying that they do inspect.
3) Homeowners who pay $375 for 65 minutes of work would most likely not know what is a proper installation and it would have to be explained to them by someone else with technical knowledge.
4) There are no Company employees available with technical installation knowledge and of building code requirements.
5) The area of installation is often inconspicuous, difficult or impossible to gain access to, and would most likely go undiscovered.
6) It is Company policy to automatically have the same installer return without the Company getting involved and viewing and becoming aware of the extent of the poor workmanship firsthand, so if by chance it were discovered, the Company,

nor any outsider would see it. They would only have to comply with building code and repair the few who spotted and complained and it.

7) It could be much, much later until it was discovered and the installers may be long gone and/or no longer any paper trail.

Improper electrical can cause fires. Insurers could use subrogation. Not notifying customers could pose too much liability to the Company and ultimately shareholders.

* * * 500 WORD LIMIT * * *

Mark D. Keohane

**2006**
**Shareholder Proposal**

Mark D. Keskeny, 6434 Fair Oaks Blvd. #177, owning 100 shares of Common Stock of the Company, has given notice that the shareholder intends to present for action at the annual meeting the following resolution:

WHEREAS, the Company, through its At-Home Services installation program, currently offers installation programs for products including carpet, hard flooring, kitchen cabinets, countertops, exterior doors, garage doors, appliances, window treatments, water heaters, roofing, windows, vinyl siding, HVAC, generators, and many more in all Company stores.

WHEREAS, the Company advertises a price for the installation and describes the basic installation scope and materials to be provided by the installer at no additional charge to the customer. If the customer chooses to sign-up based on this information, the Company then collects a $50.00 non-refundable "measurement fee" which is then credited towards the installation.

WHEREAS, after collecting the $50.00 measurement fee, Company representatives added an additional installation fee for labor already included in the basic labor scope and added an additional amount for the same materials which were originally listed as being provided free of charge by the installer. The customer would either have to agree to pay the additional amounts or they would lose the $50.00 measurement fee they had already invested.

NOW THEREFORE BE IT RESOLVED, that the shareholders request:

1. That the Company voluntary offer refunds in the form of cash or Company branded gift cards as restitution to all those customers who were overcharged and/or who paid the $50.00 measurement fee, but did not agree to the installation because the amount later quoted exceeded the advertised price. The Company would send claim forms and would post notices in all stores. Customers would have one year to file a claim. As an added incentive, to keep the monies within the Company, customers who choose gift cards in lieu of cash would receive 1 1/2 times the amount due to be refunded.

The shareholder has submitted the following statement in support of the resolution:

Advertising a lower price, then collecting a non-refundable fee, and then changing the price may be considered a questionable business practice and a "bait and switch" tactic. The Company has a strong brand name and favorable reputation. Voluntarily refunding customers may eliminate further action by customers and may save the Company additional amounts it would have had to pay if it challenged.

Mark D. Keskeny



MARK D. KESKENY
5346 Monitor Avenue, Carmichael, CA 95608

**CERTIFIED MAIL**



7003 3110 0006 0984 8266


4.42
U.S. POSTAGE

RETURN RECEIPT REQUESTED

The Home Depot
Secretary - Shareholder Proposals
2455 Paces Ferry Road, N.W.
Atlanta, GA 30339

FIRST CLASS

30339+1834



**Exhibit B**

(Letter to the Proponent dated January 28, 2005)

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • TOKYO



Writer's Direct Dial: (212) 225-2472
E-Mail. jfisher@cgsh.com

January 28, 2005

BY FEDERAL EXPRESS

Mr. Mark D. Keskeny
5346 Monitor Avenue
Carmichael, CA 95608

also at:

6434 Fair Oaks Blvd. #177
Carmichael, CA 95608

Dear Mr. Keskeny:

We have received your letter containing 2005 and 2006 shareholder proposals, sent to the attention of "The Home Depot, Secretary – Shareholder Proposals." On behalf of The Home Depot, Inc., I am writing to inform you that (1) we have filed a letter with the Securities Exchange Commission (copy enclosed) requesting that the staff of the Commission concur in our conclusion that we may omit your 2005 proposal based on the fact that it was submitted after the December 13, 2004 deadline; and (2) we have not received proof of your stock ownership with respect to your 2006 proposal. Please send us such proof of ownership within 14 calendar days of receiving this notice to satisfy minimum ownership requirements of the Rule 14a-8 under the Securities Exchange Act of 1934.

Please note that Rule 14a-8(b) of the Securities Exchange Act of 1934 requires that a shareholder proponent must prove its eligibility by submitting:

- the proponent's written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and

- either:
    - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
    - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

I am also enclosing a copy of the Rule 14a-8. Should you require any additional information or if you would like to discuss this matter, please call me at the above number.

Very truly yours,



Janet L. Fisher

Enclosures

cc: Frank L. Fernandez, Esq.

**Exhibit C**
(FedEx Delivery Reports)

Federal Express Scan Detail Report

Report Run Date : 02/16/2005
~~Report Run Time : 10:59~~

Tracking Number : 685931445680
Service Type : Priority Box

| Activity | City | State | Date | Time |
|---|---|---|---|---|
| Delivered | CARMICHAEL | CA | 01/31/05 | 09:28 |
| On FedEx vehicle for delivery | ROCKLIN | CA | 01/31/05 | 07:34 |
| Arrived at FedEx Destination Locatio | ROCKLIN | CA | 01/29/05 | 07:43 |
| Package status | ROCKLIN | CA | 01/29/05 | 07:43 |
| Left FedEx Ramp | SACRAMENTO | CA | 01/29/05 | 07:13 |
| Left FedEx Ramp | SACRAMENTO | CA | 01/29/05 | 05:56 |
| Arrived at FedEx Ramp | SACRAMENTO | CA | 01/29/05 | 05:24 |
| Left FedEx Sort Facility | MEMPHIS | TN | 01/29/05 | 03:46 |
| Left FedEx Sort Facility | MEMPHIS | TN | 01/29/05 | 03:31 |
| Left FedEx Sort Facility | MEMPHIS | TN | 01/29/05 | 02:07 |
| Left FedEx Origin Location | NEW YORK | NY | 01/29/05 | 01:39 |
| Left FedEx Ramp | NEW YORK | NY | 01/29/05 | 01:39 |
| Left FedEx Sort Facility | NEWARK | NJ | 01/29/05 | 00:41 |
| Arrived at Sort Facility | NEWARK | NJ | 01/28/05 | 10:32 |
| Picked up by FedEx | NEW YORK | NY | 01/28/05 | 8:33 |

Delivered to : Receptionist/Front Desk
Delivery time : 09:28AM
Signed for by : A.PATEL
Delivered Address :

M. Keskeny 6434 FAIR OAKS Blvd

CARMICHAEL, CA 95608

| | | | | |
|---|---|---|---|---|
| Delivered | CARMICHAEL | CA | 02/01/05 | 2:37 |
| Delivered | CARMICHAEL | | 02/01/05 | 2:37 |
| On FedEx vehicle for delivery | ROCKLIN | CA | 02/01/05 | 08:26 |
| Package status | ROCKLIN | CA | 01/31/05 | 5:31 |
| Delivery attempt | CARMICHAEL | | 01/31/05 | 09:09 |
| On FedEx vehicle for delivery | ROCKLIN | CA | 01/31/05 | 08:35 |
| Arrived at FedEx Destination Locatio | ROCKLIN | CA | 01/29/05 | 07:28 |
| Package status | ROCKLIN | CA | 01/29/05 | 07:28 |
| Left FedEx Ramp | SACRAMENTO | CA | 01/29/05 | 07:13 |
| Left FedEx Ramp | SACRAMENTO | CA | 01/29/05 | 05:56 |
| Arrived at FedEx Ramp | SACRAMENTO | CA | 01/29/05 | 05:24 |
| Left FedEx Sort Facility | MEMPHIS | TN | 01/29/05 | 03:46 |
| Left FedEx Sort Facility | MEMPHIS | TN | 01/29/05 | 03:31 |
| Left FedEx Sort Facility | MEMPHIS | TN | 01/29/05 | 02:15 |
| Left FedEx Origin Location | NEW YORK | NY | 01/29/05 | 01:39 |
| Left FedEx Ramp | NEW YORK | NY | 01/29/05 | 01:39 |
| Left FedEx Sort Facility | NEWARK | NJ | 01/29/05 | 00:41 |
| Arrived at Sort Facility | NEWARK | NJ | 01/28/05 | 10:32 |
| Picked up by FedEx | NEW YORK | NY | 01/28/05 | 8:33 |

685931445690

Delivered to : Residence
Delivery time : 2:37PM
Signed for by : Under Garage Door
Delivered Address :

5346 Monitor Ave

Carmichael, CA 95608

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 5, 2005

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Home Depot, Inc.
Incoming letter dated July 14, 2005

The proposal relates to customer refunds.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Home Depot's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Robyn Manos
Special Counsel